Writer’s Direct Number: (425) 313-8203
Fax: (425) 313-6593

April 22, 2022
BY EDGAR

Robert Shapiro and Theresa Brillant
Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Re: Costco Wholesale Corporation -- Form 10-K for the Fiscal Year Ended August 29, 2021, filed
October 6, 2021 -- File No. 000-20355
Dear Mr. Shapiro and Ms. Brillant:

In response to your letter of April 18, 2022 (the “Letter”), please see the discussion below, which corresponds to the paragraph in your letter.
Form 10-K for the Fiscal Year Ended August 29, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Sales, page 25
We note per page 23 of your Form 10-K that the inflationary impact to net sales and gross margin is influenced in part by your merchandising and pricing strategies in response to cost increases. We note discussion of these strategies in your Q4 2021, Q1 2022 and Q2 2022 Earnings calls. Please explain and discuss these strategies, similar to the discussion in your earnings calls, as deemed appropriate, in future filings. Refer to Item 303(b) or Regulation S-K.

Response:

We will revise our future disclosure to explain and discuss our merchandising and pricing strategies in response to cost increases.

Please contact me if you have any questions or further comments.
Sincerely,

COSTCO WHOLESALE CORPORATION

/s/ RICHARD A. GALANTI
Richard A. Galanti
Executive Vice President, Chief Financial Officer and Director